UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR
PARTICIPATING AFFILIATES IN PUERTO RICO
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Index
December 31, 2018 and 2017

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Davidson, North Carolina

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Cherry Bekaert LLP
We have served as the Plan’s auditor since 2010.

Charlotte, North Carolina
June 27, 2019

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Investments:
Plan's interest in Ingersoll-Rand Employee Savings Plan Master Trust (Note 4), at fair value	$29,206,369	$34,051,216
Receivables:
Employer contributions receivable	—	34,781
Employee contributions receivable	—	35,140
Notes receivable from participants	1,224,892	1,818,912
Total Receivables	1,224,892	1,888,833
Net assets available for benefits	$30,431,261	$35,940,049
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributed to:
Plan's interest in investment (loss) income of the Ingersoll-Rand Employee Savings Plan Master Trust (Note 4)	$(771,985)	$4,496,353
Interest income on notes receivable from participants	66,304	63,384
Contributions:
Employer	1,502,464	1,304,088
Participants	1,622,028	1,370,893
Employee rollovers	170,380	—
Total additions	2,589,191	7,234,718
Deductions from net assets attributed to:
Participant withdrawals and distributions	8,074,361	728,773
Administrative expenses	23,618	25,933
Total deductions	8,097,979	754,706
Net (decrease) increase in net assets	(5,508,788)	6,480,012
Net assets available for benefits
Beginning of year	35,940,049	29,460,037
End of year	$30,431,261	$35,940,049
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2018 and 2017

1	Description of the Plan
The following brief description of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) provides only general information. More complete descriptions are found in the governing Plan documents and the summary plan descriptions.
History
The Plan is sponsored by Thermo King Puerto Rico Manufactura, Inc., a subsidiary of Ingersoll-Rand plc ("IR-plc") covering all full-time regular employees of Thermo King Puerto Rico Manufactura, Inc. and participating affiliates who work and reside in Puerto Rico. Thermo King Manufactura, Inc. and its participating affiliates, including Trane Puerto Rico LLC are referred to herein as the "Company". The Company established the Plan effective November 1, 1997 and the Plan was last amended and restated effective January 1, 2011.
General
The Plan is a defined contribution plan with a 401(k) feature generally covering eligible employees of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Fidelity Management Trust Company (“Fidelity”) is the Plan’s recordkeeper and custodian. Banco Popular de Puerto Rico (“BPPR”) serves as trustee for the Plan. The Plan’s assets are part of the Ingersoll-Rand Employee Savings Plan Master Trust (the “Master Trust”) maintained by Fidelity.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The IR-plc Benefits Design Committee approves recommended design changes to the Plan. The Plan requires that the Ingersoll-Rand Stock Fund be an investment option under the Plan. The other investment options available under the Plan from time to time are selected by the IR-plc Benefits Investment Committee. The IR-plc Benefits Investment Committee monitors the investment options offered in the Plan other than those offered through the self-directed brokerage link. Participants direct investments among the Plan's investment options. The Plan intends that the Plan meets the requirements and regulations of ERISA Section 404(c).

The Company’s  committee responsible for adopting amendments to the Plan adopted Puerto Rico Treasury’s Administrative Determination 17-29 (AD 17-29), as amended by PR Treasury’s Administrative Determination 18-02 (AD 18-02), for purposes of allowing eligible distributions in the form of withdrawals to active participants affected by Hurricane Maria during the eligible period from September 20, 2017 to June 30, 2018, subject to the rules and limitations established in such administrative determinations. As such, the Plan experienced significant withdrawal activity through the first half of 2018 that affected the benefits paid to participants and total value of investments held by the Plan.
Contributions
Plan participants may elect to contribute on a pre-tax basis from 1% to 50% of their total compensation including certain bonuses subject to the limits imposed by Section 1165(e)(7)(A) of the Puerto Rican Internal Revenue Code. The participants may also elect to contribute on an after-tax basis from 1% to 10% of their total eligible compensation including bonuses as an additional supplementary contribution. The Company contributes a matching amount equal to 100% of the employee’s contribution not to exceed 6% of total compensation for a participating employee. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the Puerto Rican Internal Revenue Code. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee. Participants who were hired or rehired on or after July 1, 2012 and employees who chose to receive a non-matching contribution in lieu of continuing accruing service in their respective defined benefit plans receive a non-matching company contribution of 2% of eligible compensation in lieu of participating in a defined benefit plan. All company contributions are made in cash and invested in the same manner as the participant contributions; if a participant does not have an investment election on file, Company contributions are invested in the Plan's default investment fund which is the target date retirement fund corresponding to the employee's target retirement date based on his or her date of birth.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (losses) net of investment management fees. Each participant’s account is charged with participant withdrawals and disbursements and applicable administrative expenses. Allocations are based on participant contributions, earnings or account

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2018 and 2017

balances, as defined. The benefit which a participant is entitled to receive is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are entitled to the benefits that can be provided from their vested account. Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. Company basic contributions made to Trane union employees under the Plan remain subject to a three year vesting schedule. Company non-matching contributions are vested after 3 years of service or upon attainment of age 65 (while employed), death (while employed) or disability (while employed).
Notes Receivable from Participants
Subject to certain limitations, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 reduced by their highest outstanding loan balance during the preceding twelve month period or (b) 50% of their total eligible account balance. Loans bear interest at a fixed rate which is equal to the prime rate as quoted by Fidelity on a monthly basis, plus 1%. At December 31, 2018, outstanding loans bore interest rates ranging from 4.00% to 9.50%. Loan terms range from one to five years. Effective January 1, 2010, a loan to acquire a principal residence may be for a term of up to 15 years. The loans are collateralized by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.
Forfeited Accounts
Forfeited contributions are used to reduce future employer contributions. At December 31, 2018 and 2017, forfeited non-vested balances were $9,360 and $4,706, respectively. In 2018 and 2017, employer contributions were reduced by $467 and $9,297, respectively from forfeited non-vested accounts.
Participant Withdrawals and Distributions
On termination of service, Plan distributions may be in the form of a lump sum or in installments in such other manner that the Plan may permit. In the case of an employee’s termination because of death, the entire account balance is paid to the designated beneficiary under the Plan or, if none is designated, pursuant to the terms of the Plan. In case of termination because of any reasons other than death, the participant is entitled to the vested balance. The participants may, under certain conditions, take in-service withdrawals from the Plan while employed, subject to certain limitations as to purpose and source of the funds.

2	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
Plan investments are included in the Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The IR-plc Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements of the investments.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2018 and 2017

Certain investment management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain investment management fees and operating expenses are reflected as a reduction of investment returns or an increase to investment losses for such investments in the form of an expense ratio.
The Statements of Changes in Net Assets Available for Benefits include unrealized appreciation and depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company or an affiliate and are excluded from these financial statements. General administrative fees are deducted quarterly from Plan accounts and are included in these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Participant directed transaction expenses such as loan fees and withdrawal fees are paid by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Benefits to participants are recorded when paid. There are no approved and unpaid amounts as of December 31, 2018 and 2017.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified by the Puerto Rico Treasury Department.
New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This guidance requires the disclosure of the Plan's dollar amount of their interest in each general type of investment held by the master trust. In addition, the guidance requires disclosure of the master trust's other asset and liability balances and the Plan's interest in each of those other assets and liability balances. This guidance requires retrospective application and is effective for annual reporting periods beginning on or after December 15, 2018. Early adoption is permitted; however, the Plan has elected not to early adopt the ASU. The Company does not expect the adoption of this accounting guidance to have a significant impact on the Plan's financial statements.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2018 and 2017

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Investment options are not common across all Plans participating in the Trust. There have been no changes in the methodologies used as of December 31, 2018 and 2017. There have been no significant transfers between leveling categories. Following is a description of the valuation methodologies used for assets measured at fair value.
Ingersoll-Rand Stock Fund: The Ingersoll-Rand Stock Fund represents investment in IR-plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily NAV of shares held by the Master Trust at year end. Investments in registered investment companies generally may be redeemed daily and are classified as Level 1.
Common collective trusts - index funds: These assets represent investments in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Common collective trusts - target date retirement funds: These assets represent investments in an asset mix of equity, fixed income and short term investments using an asset allocation strategy appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age and target retirement year. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - fixed income bond funds: These assets are privately managed investments created for a single group of plans in a single master trust maintained by the employer. The fund consists of fixed income securities similar to its benchmark index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. The account primarily consists of investment contracts issued by financial institutions and other eligible stable value investments. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. There are no unfunded commitments or redemption frequency restrictions.  Transfers to other investment funds could be limited under certain conditions.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2018 and 2017

4	Investment in Master Trust
The Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company or other affiliated companies of IR-plc. The assets of the Master Trust are held by Fidelity. Each participating retirement plan has an identifiable interest in the Master Trust and investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income (loss) earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date. As of December 31, 2018 and 2017, the Plan had a 0.62% and 0.68% participation, respectively, in the Master Trust.
Summarized Master Trust information follows at December 31:

	2018	2017
Investments, at fair value
Mutual funds	$429,475,393	$468,554,273
Self-directed brokerage accounts	324,260,750	348,321,774
Common collective trusts	2,700,908,720	2,888,084,095
Separate accounts	335,816,543	333,894,504
Ingersoll-Rand Stock Fund	915,990,028	957,631,804
Investments, at fair value	$4,706,451,434	$4,996,486,450

The following summarizes the net realized and unrealized appreciation (depreciation) of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2018	2017
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments
Mutual funds	$(55,806,990)	$81,455,628
Self-directed brokerage accounts	(18,229,128)	45,949,180
Common collective trusts	(162,918,080)	464,993,866
Separate accounts	4,208,884	11,315,193
Ingersoll-Rand Stock Fund	24,425,771	148,040,970
	(208,319,543)	751,754,837
Interest and dividend income	33,481,531	30,772,014
Total investment (loss) income	$(174,838,012)	$782,526,851

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2018 and 2017

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2018:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$179,824,290	$179,824,290
Fixed income bond funds	—	—	—	155,992,253	155,992,253
Mutual funds	429,475,393	—	—	—	429,475,393
Self-directed brokerage accounts	324,260,750	—	—	—	324,260,750
Common collective trusts:
Index funds	—	—	—	1,044,381,713	1,044,381,713
Target date retirement funds	—	—	—	1,656,527,007	1,656,527,007
Ingersoll-Rand Stock Fund	—	—	—	915,990,028	915,990,028
Total Investments, at fair value	$753,736,143	$—	$—	$3,952,715,291	$4,706,451,434
(a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.
The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2017:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$169,720,687	$169,720,687
Fixed income bond funds	—	—	—	164,173,817	164,173,817
Mutual funds	468,554,273	—	—	—	468,554,273
Self-directed brokerage accounts	348,321,774	—	—	—	348,321,774
Common collective trusts:
Index funds	—	—	—	1,161,200,920	1,161,200,920
Target date retirement funds	—	—	—	1,726,883,175	1,726,883,175
Ingersoll-Rand Stock Fund	—	—	—	957,631,804	957,631,804
Total Investments, at fair value	$816,876,047	$—	$—	$4,179,610,403	$4,996,486,450

 (a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

5	Tax Status
The Puerto Rico Treasury Department has determined and informed the Company by a letter dated March 10, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code. A second letter was received from the Puerto Rico Treasury Department on November 6, 2015 confirming that the amendments made to the Plan in connection with the retirement choice program were also qualified under the Puerto Rico Internal Revenue Code. The Plan has

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2018 and 2017

been amended since requesting the determination letter. The Plan administrator, the Committee and the Plan’s counsel believe that the Plan is being operated in material compliance with the applicable requirements of the Puerto Rico Treasury Department and therefore no provision for income tax is required.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or the Puerto Rican Department of Treasury. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6	Party-In-Interest Transactions
Certain Plan investments held in the Master Trust are managed by Fidelity, the Plan’s recordkeeper and custodian. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.
Additionally, notes receivable from participants are also considered to be party-in-interest transactions because they are transactions with Plan participants. Fees paid and interest earned during the year, in connection with these parties-in-interest, were based on customary and reasonable rates for such transactions.

7	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to modify or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the Puerto Rico Internal Revenue Code. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested in any unvested Company contributions and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity and fixed income investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation, foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Schedule I

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

Plan Sponsor: Employer Identification: Plan Number:	Thermo King Puerto Rico Manufactura, Inc. 66-0777053 077

(a)	Identity of issue, borrower lessor, or similar party (b)	Description of investment, including maturity date, rate of interest, collateral par, or maturity value (c)	Cost (d)	Current Value (e)
*	Plan’s interest in the Plan Master Trust, excluding participant loans	Master Trust, 0.62% participation	**	$29,206,369

***	Notes receivable from participants	Due 01/01/19 - 04/30/28 4.00% - 9.50%	—	1,224,892

	TOTAL ASSETS (Held at End of Year)			$30,431,261

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR PARTICIPATING AFFILIATES IN PUERTO RICO

Dated: June 27, 2019	By:	/s/ Paul Longstreet
	Name:	Paul Longstreet
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP